UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-26845

CUSIP Number: 88338C200

(Check one:)

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2007

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the transition period ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Theater Xtreme Entertainment Group, Inc.
Full Name of Registrant

          Not applicable
Former Name if Applicable

          250 Corporate Boulevard, Suite E&F
Address of Principal Executive Office (Street and Number)

Newark, Delaware 19702
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Although the Registrant has been working diligently to prepare its financial statements for the quarterly period ended December 31, 2007, and such financial statements have been substantially completed, the Registrant has not finalized such financial statements and is unable to file its Quarterly Report on Form 10-QSB for the three months ended December 31, 2007 within the prescribed period without unreasonable effort or expense.  The Registrant expects to file its Annual Report on Form 10-QSB for the three months ended December 31, 2007 on or before February 19, 2008.

PART IV - OTHER INFORMATION

(l)           Name and telephone number of person to contact in regard to this notification

Steven B. King	215-864-8604
(Name)	(Area code) (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes	[ ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes	[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Theater Xtreme Entertainment Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2008	By:	/s/ Scott Oglum
Scott Oglum
Chief Executive Officer & Chairman

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

THEATER XTREME ENTERTAINMENT GROUP, INC.

Notification of Late Filing
Rider to Part IV, Question 3

STATEMENT OF OPERATIONS
THREE AND SIX MONTHS ENDED DECEMBER 31, 2007 AND 2006

	Three Months Ended December 31		Six Months Ended December 31

	2007	2006	2007	2006

Revenues	$1,175,562	$1,702,189	$2,378,780	$3,164,717

Cost of revenues	723,760	1,014,866	1,544,045	1,947,460
Occupancy expenses	176,711	104,858	330,924	226,771
Selling, general and administrative expenses	1,086,430	1,206,042	2,286,331	2,262,504
	1,986,901	2,325,766	4,161,300	4,436,735

Loss from operations	(811,339)	(623,577)	(1,782,520)	(1,272,018)

Interest income	-	358	-	600
Interest expense	(124,818)	(81,654)	(246,792)	(85,218)

Net loss	$(936,157)	$(704,873)	$(2,029,312)	$(1,356,636)

Basic and diluted:
Loss per common share	$(0.04)	$(0.04)	$(0.10)	$(0.07)

Weighted average shares	20,812,425	19,810,900	20,737,425	19,615,997

Results of Operations for the three months ended December 31, 2007

Total revenue for the three months ended December 31, 2007 decreased to $1,175,562 from $1,702,189 for the three months ended December 31, 2006, reflecting a decrease of (31)%. This decrease is primarily the result of decreased retail sales in underperforming and closed retail outlets.

For the three months ended December 31, 2007, the Company recognized wholesale sales, principally sales to franchisees, of $161,863 compared to $331,233 for the three months ended December 31, 2006, reflecting a (51)% decrease.  This decrease results from almost all of the Company’s franchisees purchasing audio and video product components directly from manufacturers as opposed to purchasing these components through the Company.

For the three months ended December 31, 2007, the Company recognized no earned revenue relating to the opening of its franchises compared to $25,000 recognized in the three months ended December 31, 2006. No new franchises were opened during the period ended December 31, 2007.

The Company’s franchise contract provides royalty payments of approximately 4% of franchisee gross revenues.  For the three months ended December 31, 2007, the Company recognized franchise royalties of $73,098 compared to $65,059 in royalties recognized for the three months ended December 31, 2006.

Gross profit amounts and percentages on retail sales for the three months ended December 31, 2007 amounted to $377,562 and 40% compared to $584,425 and 45% for the three months ended December 31, 2006.  The decline in gross margin is attributable to the sale of retail displays and other obsolete component models at less than standard retail pricing. Additionally, the Company wrote down more defective cables used in installations.  Wholesale gross profit amounts and percentages were $1,142 and 1% compared to $37,839 and 11% for the three months ended December 31, 2006.  This decline is attributable to the change in the franchise purchasing channel.

Occupancy expenses include leasing expenses for retail design centers and office and warehouse facilities, property taxes, utilities, maintenance and other related occupancy expenses.  For the three months ended December 31, 2007, occupancy expenses were $176,711 compared to $104,858 for the three months ended December 31, 2006.  The increase is attributable to the operating costs of a population of five Company-owned stores at December 31, 2007 versus four Company-owned stores open at December 31, 2006. During the three months ended December 31, 2007, the Company closed two of its stores.  Despite these closures, occupancy costs will continue until such time as the Company can reach an understanding as to sub-leasing these closed properties.

Selling, general and administrative expenses include the compensation of design center personnel, the franchise sales and support operations, advertising, marketing and other merchandising expenses, finance and information systems, human resources and training operations, related support functions, and executive officers compensation.  Selling, general and administrative expenses for the three months ended December 31, 2007 were $1,086,430 compared to $1,206,042 for the three months ended December 31, 2006, reflecting a decline of (10)%.

Results of Operations for the six months ended December 31, 2007

Total revenue for the six months ended December 31, 2007 decreased to $2,378,780 from $3,164,717 for the six months ended December 31, 2006, reflecting a decrease of (25)%.  This decrease is primarily the result of decreased retail sales in underperforming and closed retail outlets.

For the six months ended December 31, 2007, the Company recognized wholesale sales, principally sales to franchisees, of $473,488 compared to $493,253 for the six months ended December 31, 2006, reflecting a (4)% decrease.  This decrease results from almost all of the Company’s franchisees purchasing audio and video product components directly from manufacturers as opposed to purchasing these components through the Company.

For the six months ended December 31, 2007, the Company recognized $62,500 in earned revenue relating to the opening of its franchises compared to $50,000 recognized in the six months ended December 31, 2006. Two new franchises were opened during the period ended December 31, 2007.

The Company’s franchise contract provides royalty payments of approximately 4% of franchisee gross revenues.  For the six months ended December 31, 2007, the Company recognized franchise royalties of $134,727 compared to $53,003 in royalties recognized for the six months ended December 31, 2006.

Gross profit amounts and percentages on retail sales for the six months ended December 31, 2007 amounted to $597,972 and 35% compared to $1,054,238 and 41% for the six months ended December 31, 2006.  The decline in gross margin is attributable to the underabsorption of warehouse and installation personnel costs owing to the decline of sales installations experienced in the previous fiscal quarter (three months ended September 30, 2007); coupled with coupled with decreased margins on supplies, the write down of defective cable inventory and the sale of retail displays and other obsolete component models at less than standard retail pricing.  Wholesale gross profit amounts and percentages were $39,536 and 8% compared to $60,016 and 12% for the six months ended December 31, 2006.  This decline is attributable to the change in the franchise purchasing channel.

Occupancy expenses include leasing expenses for retail design centers and office and warehouse facilities, property taxes, utilities, maintenance and other related occupancy expenses.  For the six months ended December 31, 2007, occupancy expenses were $330,924 compared to $226,771 for the six months ended December 31, 2006.  The increase is attributable to the operating costs of a population of five Company-owned stores at December 31, 2007 versus four Company-owned stores open at December 31, 2006. During the six months ended December 31, 2007, the Company closed two of its stores.  Despite these closures, occupancy costs will continue until such time as the Company can reach an understanding as to sub-leasing these closed properties.

Selling, general and administrative expenses include the compensation of design center personnel, the franchise sales and support operations, advertising, marketing and other merchandising expenses, finance and information systems, human resources and training operations, related support functions, and executive officers compensation.  Selling, general and administrative expenses for the six months ended December 31, 2007 were $2,286,331 compared to $2,262,504 for the six months ended December 31, 2006, reflecting a slight increase (overall a 1% increase), despite reductions experienced in the three months ended December 31, 2007.